RADICA GAMES LIMITED
                               ANNOUNCES FAVORABLE
                             FEDERAL COURT JUDGEMENT


FOR IMMEDIATE RELEASE                    CONTACT:  PATRICK S. FEELY
MAY 20, 1998                                       PRESIDENT & COO
                                                   (LOS ANGELES, CALIFORNIA)
                                                   (626) 744 1150

                                                   DAVID C.W. HOWELL
                                                   EXECUTIVE V.P. & CFO
                                                   (HONG KONG)
                                                   (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that Federal District Court Judge Rambo entered a judgement in favor of Radica on all counts against all defendants following the February 13, 1998 seizure of Radica's Bass Fishin'(TM) Games from Javitz Center in New York City and a York, Pennsylvania warehouse. The decision confirms Radica's exclusive rights in Bass Fishin'(TM) and enters a permanent injunction against Innovative Products, Inc. and E-Tech for Kids, LLC USA from further infringement. The defendants also paid Radica their profits from the infringing sales and agreed not to copy any other Radica games.

Bass Fishin'(TM) is the popular virtual fishing game sold by Radica around the world. In the recent year-end list of top selling toys published by the NPD Group, Bass Fishin'(TM) was ranked as the 16th best selling toy in the toy industry in 1997.

"We are determined to protect our intellectual property and will continue to pursue those who infringe upon our rights," said Robert Davids, Radica's CEO.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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